sembcorp

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

5 September 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	05-Sep-2008 17:28:31
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	N.A,

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	177983895

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	05-09-2008	
2a	Total number of shares purchased	300,000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	300,000	
3a	Price paid per share# or	Currency : S$ Amount : 3.7217	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (Including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1,118,272.13	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		

2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	%	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	3,182,000	0.18			3,182,000	0.18

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase*	1,777,076,046
	Number of treasury shares held after purchase*	8,275,494

Footnotes

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	5 September 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	30,750	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,006,244
		After change	7,975,494
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.45%
		After change	0.45%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$128,544.23	

Kwong Sook May
Company Secretary

5 September 2008

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	04-Sep-2008 17:27:31
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	N.A.

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	177983895

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	04-09-2008	
2a	Total number of shares purchased	400,000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	400,000	
3a	Price paid per share# or	Currency : S$ Amount : 3.925	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1,572,447.89	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		

2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		**By way of off-market acquisition on equal access scheme**		**Total**	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	2,882,000	0.16			2,882,000	0.16

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase*	1,777,345,296
	Number of treasury shares held after purchase*	8,006,244

Footnotes

Attachments

Total size = **0**
(2048K size limit recommended)

Close Window

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	03-Sep-2008 17:33:22
Announcement No.	00056

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	N.A,

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	177983895

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	03-09-2008	
2a	Total number of shares purchased	250,000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	250,000	
3a	Price paid per share# or	Currency : S$ Amount : 4.1250	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1,032,627.18	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		

2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount : 4.1250	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	2,482,000	0.14			2,482,000	0.14

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase*	1,777,745,296
	Number of treasury shares held after purchase*	7,606,244

Footnotes

Attachments Total size = **0**
(2048K size limit recommended)

Close Window

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	01-Sep-2008 17:46:00
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	N.A.

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	177983895

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	01-09-2008	
2a	Total number of shares purchased	350,000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	350,000	
3a	Price paid per share# or	Currency : S$ Amount : 4.1266	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1,446,589.48	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		

2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	2,232,000	0.13			2,232,000	0.13

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase*	1,777,995,296
	Number of treasury shares held after purchase*	7,356,244

Footnotes

Attachments

Total size = **0**
(2048K size limit recommended)

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END